RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

[redacted]

09046125

RECEIVED
2009 MAY -6 A 9:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

April 30, 2009

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated April 30, 2009 forwarding therewith the disclosure pursuant to Regulation 8(3) of Securities & Exchange Board of India (Substantial acquisition of Shares & Takeovers) Regulations, 1997.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Natural Resources Limited

Ashish Karyekar
Company Secretary

Encl: As above

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

RECEIVED

2009 MAY -6 A 9:52

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

April 30, 2009

The General Manager
Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone: 2272 1121-22/3121/3719
Facsimile: 2272 2037, 39 /2041-2061
BSE Scrip Code : 532709

Dear Sirs

Sub.: **Disclosure under Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997**

In compliance with Regulation 8(3) of the Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997, we are enclosing, the information about persons holding more than 15% shares or voting rights and of promoters / persons having control of over the Company, together with persons acting in concert (PAC) with them as on March 31, 2009.

Kindly take the same on your record.

Yours faithfully
For Reliance Natural Resources Limited

Ashish Karyekar
Company Secretary

Encl: As above

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

April 30, 2009

National Stock Exchange India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36,
Facsimile: 2659 8237/38
NSE Symbol : RNRL

Dear Sirs

Sub.: Disclosure under Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997

In compliance with Regulation 8(3) of the Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeover) Regulation, 1997, we are enclosing, the information about persons holding more than 15% shares or voting rights and of promoters / persons having control of over the Company, together with persons acting in concert (PAC) with them as on March 31, 2009.

Kindly take the same on your record.

Yours faithfully
For Reliance Natural Resources Limited

Ashish Karyekar
Company Secretary

Encl: As above

DISCLOSURE OF DETAILS OF SHAREHOLDING BY TARGET/REPORTING COMPANY TO STOCK EXCHANGES, IN TERMS OF REGULATION 8(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES & TAKEOVERS) REGULATIONS, 1997

Name of the Company (~~Target /~~ Reporting Company) :	Reliance Natural Resources Limited
Date of Reporting :	March 31 2009
Names of Stock Exchanges where the shares of the Reporting Company are listed :	Bombay Stock Exchange Limited National Stock Exchange of India Limited
GDR's of the Company are listed on :	Luxembourg Stock Exchange

(I) Information about persons holding more than 15% shares or voting rights (VR's) in terms of Regulation 8(2)

Names of persons holding more than 15% shares or voting rights	Details of shareholding / voting rights (in Number and %) of persons mentioned at (I) as informed under Regulation 8(1) to Target Company										
	As on March 31 2009		As on March 31 2008		Changes, if any between (A) & (B)	As on Record date for dividend for 2008-09		As on Record date for dividend for 2007-2008		Changes, if any between (D) & (E)	
Names	No. of shares	%	No. of shares	%	Rs.	Rs.	%	Rs.	%	Rs.	%
	A		B		C	D		E			
NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL

(II) Information about Promoter(s) or every person having control over a company and also persons acting in concert with him in terms of Regulation 8(2)

Names of the Promoter(s) / person(s) having control / persons acting in concert	Shareholding / Voting Rights (in Number and %) of persons mentioned at (II) as informed to the target company under Regulation 8(								
Names	As on March 31 2009		As on March 31 2008		Changes, if any between (A) & (B)		As on Record date for dividend for 2008-09	As on Record date for dividend for 2007-2008	Changes, if any between (D) & (E)
	No. of shares	%	No. of shares	%	No. of shares	%			
	A		B		C		D	E	F
1. AAA Power Systems (Global) Private Limited	858,241,254	52.55	858,241,254	52.55	0	0.00	Not applicable	Not applicable	Not applicable
2. Shri Anil D. Ambani	1,859,171	0.11	1,859,171	0.11	0	0.00			
3 Smt Tina A. Ambani	1,650,832	0.10	1,650,832	0.10	0	0.00			
4. Master JaiAnmol A. Ambani (through father and natural guardian Shri Anil D. Ambani)	1,669,759	0.10	1,669,759	0.10	0	0.00			
5. Master Jaianshul A. Ambani (through father and natural guardian Shri Anil D. Ambani)	100	0.00	100	0.00	0	0.00			
6. Smt Kokila D. Ambani	3,665,227	0.22	3,665,227	0.22	0	0.00			
7. Reliance Innoventures Private Limited	11,529,001	0.71	11,529,001	0.71	0	0.00			
8. Reliance Capital Limited	16,492,758	1.01	16,492,758	1.01	0	0.00			
9. Sonata Investments Limited	500,000	0.03	500,000	0.03	0	0.00			
10. Hansdhwani Trading Company Private Limited	40	0.00	40	0.00	0	0.00			
Total	895,608,142	54.84	895,608,142	54.84	0	0.00			

For Reliance Natural Resources Limited

Ashish Karyekar
Company Secretary

Place: Mumbai

Date April 30. 2009